Exhibit 4.1

AMENDMENT NO. 1
TO
TAX BENEFITS PRESERVATION PLAN

This Amendment No. 1, dated as of January 25, 2023 (this “Amendment”), to the Tax Benefits Preservation Plan is made by and between Barnwell Industries, Inc. (the “Company”) and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agent”).

RECITALS

A.                The Company and the Rights Agent are parties to the Tax Benefits Preservation Plan, dated as of October 17, 2022 (the “Rights Agreement”), by and between the Company and the Rights Agent.

B.                The Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to amend the Rights Agreement as set forth in this Amendment.

C.                Pursuant to Section 28 of the Rights Agreement, the Company and the Rights Agent shall, if the Board so directs, supplement or amend any provision of the Rights Agreement as the Board may deem necessary or desirable without the approval of any holders of certificates representing shares of Common Stock of the Company.

NOW, THEREFORE, in consideration of the background, agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Section 1.    Amendment of Rights Agreement.

(a)               Subclause (i) of the first sentence of Section 7(a) of the Rights Agreement is hereby amended and restated to read in its entirety as follows:  “(i) the Close of Business on January 25, 2023,”

(b)               The exhibits to the Rights Agreement shall be deemed to be restated to reflect this Amendment, including all necessary conforming changes.

Section 2.   Direction. By its execution and delivery hereof, the Company directs the Rights Agent to execute this Amendment.

Section 3.   Defined Terms. Unless otherwise defined in this Amendment, capitalized terms used in this Amendment have the respective meanings given to them in the Rights Agreement.

Section 4.   No Other Modification. Other than as set forth in this Amendment, the terms and conditions of the Rights Agreement remain in full force and effect without modification thereto.

Section 5.   Counterparts. This Amendment may be executed in any number of counterparts. Each counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 6.   Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made, without reference to its conflicts of law principles, and performed entirely within such State.

Section 7.   Descriptive Headings. Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.

[Signatures follow on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the date first above written.

BARNWELL INDUSTRIES, INC.,
as the Company

By:	/s/ Alexander C. Kinzler
Name:	Alexander C. Kinzler
Title:	President and Chief Executive Officer

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.,
as Rights Agent

By:	/s/ John P. Dunn
Name:	John P. Dunn
Title:	Senior Vice President